Exhibit 99.71

PROTECH HOME MEDICAL ANNOUNCES NEW INDEPENDENT BOARD MEMBER

Dr. Kevin A. Carter Appointed to Board of Directors

Cincinnati, Ohio – December 9, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ) (OTCQX: PTQQF) a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, announced today that Dr. Kevin A. Carter has joined the board of directors of the Company as an independent director.

Kevin A. Carter, DO, FAASM, is Board Certified in Sleep Medicine by the American Board of Family Medicine; he is also Board Certified in Family Medicine. Before establishing his current practice, Dr. Carter served as Medical Director at the Martin Army Sleep Medicine Center at Fort Benning, Georgia. Prior to this appointment, he served as a United States Army Field Surgeon, with service including deployment in Iraq. Currently, through the Carter Sleep Center, he offers full-spectrum sleep medicine evaluations, diagnosis, and treatments.

Dr. Carter holds the degree of Fellow by the American Academy of Sleep Medicine, a recognition that he has met the highest standards in the practice of sleep medicine.

Dr. Carter is a graduate of the Ohio University Heritage College of Osteopathic Medicine. He completed a Family Medicine residency at DeWitt Army Community Hospital and Sleep Medicine fellowship at Walter Reed Army Medical Center. He is also an active member of both the American Academy of Sleep Medicine and the American Academy of Family Physicians.

“The board is pleased to welcome Dr. Carter as our newest independent director, during such an important period of time in the Company’s history; Dr. Carter’s wealth of experience will be invaluable to us as we constantly seek to evolve our patient centric approach. Moreover, Dr. Carter’s expertise in Sleep Medicine will provide meaningful insights as we continue to grow and position our entire sleep business, in particular on the heels of our recent closing of the acquisition of Sleep, LLC,” commented Greg Crawford, CEO and Chairman of Protech. “This appointment reflects our commitment to building a strong and diverse board of directors to help the Company execute on its long-term growth strategy and continue to build shareholder value.”

Dr. Kevin A. Carter added, “I am excited to join the board of directors of a thriving at-home clinical respiratory company at such an important time. It is at-home providers focused on superior patient care like Protech, that do so much to assist hospital systems gain bed capacity by getting patients discharged to the home or treated in the home to begin with. During this chapter in our lives, it has never been so crucial to our healthcare system, and I truly believe this will have long lasting effects on the industry. Coupled with the demographics in the United States, there is no question the need for in-home healthcare will continue to surge for many years to come. Protech has the right infrastructure, team, and knowledge to seize the moment and I am proud to be associated with Protech, utilizing my skillset and background to help the company flourish.”

In connection with his appointment, Dr. Carter has been granted 200,000 incentive stock options exercisable at $1.54 per share vesting over a four year period and expiring on December 7, 2025. The options and underlying shares are subject to a four month hold.

The appointment of Dr. Carter expands the Company’s board of directors to four members, three of whom are independent.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com